Symetra Life Insurance Company
777 108th Avenue NE, Suite 1200 | Bellevue, WA 98004-5135]
[Mail to: PO Box 674420 | Houston, TX 77267-4420]
[Phone 1-800-796-3872 | www.symetra.com]
FIXED ACCOUNT ENDORSEMENT
This endorsement is attached to and becomes part of the Contract. This endorsement is subject to all of the provisions of the Contract, except as otherwise stated herein. If any provisions of the Contract conflict with this endorsement, the provisions of this endorsement will apply.
The effective date of this endorsement for new Contracts is the Contract Date and for existing Contracts is the
Endorsement Effective Date.
This endorsement makes this Fixed Account available for your Contract.
Contract Number:[00000000000]
Owner(s):[John Doe]
Endorsement Effective Date: [01/01/2026]
Interest Term: [1 year]
Initial Interest Rate: [1.00%]
Initial Guaranteed Minimum Interest Rate: [1.00%]
Initial Allocation[10%]
Guaranteed Minimum Value: [87.5%] of allocations to the Fixed Account accumulated at the GMV Rate
(GMV)each year, less prior withdrawals or transfers from the Fixed Account accumulated at the GMV Rate each year
GMV Rate: [1.00%]
DEFINITIONS
Guaranteed Minimum Value: If any portion of your Contract Value is allocated to the Fixed Account, the Guaranteed
Minimum Value is the amount used to calculate payments made to a Beneficiary if the Owner dies, or the amount paid out if the entire Fixed Account Value is withdrawn during an Interest Term.
OVERVIEW
Any portion of the Contract Value allocated to this Fixed Account will earn interest at the fixed account interest rate.
The initial interest rate, shown above, applies from the Contract Date through the end of the initial Interest Term.
At the end of each Interest Term we will declare, at our discretion, a new fixed account interest rate for each subsequent
Interest Term. Any adjusted rate will apply for the next Interest Term when the rate can again be adjusted.
The fixed account interest rate will never be less than the applicable guaranteed minimum interest rate. The Initial
Guaranteed Minimum Interest Rate, shown above, will apply for the duration of the Surrender Charge Period. Starting with the Interest Term when your Surrender Charge Period ends and every Interest Term thereafter, the guaranteed minimum interest rate will be redetermined, but will never be less than 1.00%. The guaranteed minimum interest rate will equal the average of the daily 5-year Constant Maturity Treasury (CMT) from each business day during the second preceding calendar quarter prior to the beginning of the Interest Term, rounded to the nearest 0.05%, less 1.25%, with a maximum value of 3% and a minimum value of 1%.
Interest is credited daily in accordance with the declared interest rate. Declared interest rates are annual effective interest rates which include the effect of daily compounding of interest over a 12-month period.
TERMINATION
This endorsement terminates on the date the Contract terminates.
Symetra Life Insurance Company
[Margaret Meister]
[President]
[Symetra® is a registered service mark of Symetra Life Insurance Company.]